PB 3/11/15

15046560

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section RECEIVED MAR 02 2015 Washington DC 404

SEC FILE NUMBER
8-49477

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: B.B. Graham & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1700 W. Katella Ave.
(No. and Street)

Orange	CA	92867
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bruce Graham — 714-628-5200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Yafeh, CPA
(Name – *if individual, state last, first, middle name*)

11300 W. Olympic Blvd. #875	Los Angeles	CA	90064
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PB 3/13/15

OATH OR AFFIRMATION

I, Bruce Graham, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of B.B. Graham & Company, Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

MARIE E. GODINEZ
Commission # 2041576
Notary Public - California
Orange County
My Comm. Expires Sep 16, 2017

Notary Public

Signature

PRESIDENT/CEO
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
PCAOB Registered # 3346
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

Report of Independent Registered Public Accounting Firm

Auditor's Standard Report

To the Board of Directors and Shareholders
of B.B. Graham & Company, Inc.

I have audited the accompanying statement of financial condition of B.B. Graham & Company, Inc. as of December 31, 2014 and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of B.B. Graham & Company, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of B.B. Graham & Company, Inc. as of December 31, 2014 and the results of its operations and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information for the year ended December 31, 2014 (Computation of Net Capital Under Rule 15c3-1, Computation of Determination of Reserve Requirements Under Rule 15c3-3, Information for Possession or Control Requirements Under Rule 15c3-3, and SIPC Form 7) has been subjected to audit procedures performed in conjunction with the audit of B.B. Graham & Company, Inc.'s financial statements. The supplemental information is the responsibility of B.B. Graham & Company, Inc.'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on supplemental information, I evaluated whether the supplemental information, including the form and content is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In my opinion, supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

To the Board of Directors and Shareholders
of B.B. Graham & Company, Inc.

This opinion is intended solely for the information and use of the board of members, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Yafeh, CPA

Los Angeles, CA

February 26, 2015

B.B. Graham & Company, Inc.
Statement of Financial Condition
December 31, 2014

Assets

Cash		
Checking and savings		$ 74,701
Money market		204,561
Total cash		279,262
Clearing broker deposit		50,000
Commissions receivable		303,900
Other receivable - allowable		21,490
Other receivable - non allowable		18,348
Prepaid expenses		25,150
Office equipment net of accumulated depreciation of $6,877		-
Total Assets		$ 698,150

Liabilities and Shareholder's Equity

Liabilities		
Bank overdraft		$ 5,678
Accrued expenses		13,190
Commissions payable		195,418
Credit card payable		6,210
Due to secondary broker		131,392
Salary and payroll taxes payable		20,348
SIPC fee payable		2,583
Total Liabilities		374,819
Shareholder's Equity		
Common stock $1 par value, 100,000 shares authorized and issued; 11,000 shares outstanding)	$ 100	
Paid-in capital	259,900	
Retained earnings	63,331	323,331
Total Liabilities and Shareholder's Equity		$ 698,150

See accompanying notes to financial statements

B.B. Graham & Company, Inc.
Statement of Income
For the Year Ended December 31, 2014

Revenue	
Commissions	$ 3,410,421
Mutual funds	1,339,022
Insurance	1,292,692
Managed fee income	521,990
Interest income	139,910
Other income	9,868
Total Revenue	6,713,903
Expenses	
Commission expense	5,060,583
Salaries, wages and related expenses	1,026,667
Rent and storage	189,500
Insurance expense	99,397
Regulatory fees	86,227
Technology fees	49,988
Office expense	46,310
Professional fees	40,668
Travel and entertainment	28,871
Telephone	23,089
Recruiting	15,765
E-mail capturing service	12,384
Taxes and licenses	11,071
Depreciation	8,459
Interest expense	1,498
Clearing fees net of reimbursement	(76,049)
All other expenses	24,864
Total Expenses	6,649,292
Income Before Tax Provision	64,611
Income Tax Provision	800
Net Income	$ 63,811

See accompanying notes to financial statements

B.B. Graham & Company, Inc.
Statement of Changes in Shareholder's Equity
For the Year Ended December 31, 2014

	Common Stock Shares	Common Stock	Paid-In Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 2013	-	$ 100	$ 259,900	$ (480)	$ 259,520
Dividends paid					-
Net Income				63,811	63,811
Balance, December 31, 2014	-	$ 100	$ 259,900	$ 63,331	$ 323,331

See accompanying notes to financial statements

B.B. Graham & Company, Inc.

Statement of Changes in Financial Condition

For the Year Ended December 31, 2014

Cash Flows from Operating Activities:	
Net income	$ 63,811
Depreciation	8,459
Changes in operating assets and liabilities:	
Commissions receivable	10,599
Other receivable	3,410
Prepaid expenses	6,234
Bank overdraft	5,656
Accounts payable/accrued expenses	(2,411)
Capitalized lease obligation	(6,531)
Commissions payable	(48,042)
Credit card payable	3,660
Due to secondary broker	23,527
Salaries and payroll taxes payable	(21,228)
SIPC payable	2,583
Income tax payable	(15,000)
Net cash provided (used) by operating activities	34,727
Cash Flows for Acquisition Activities:	
Capitalized lease	(1,582)
Cash Flows for Acquisition Activities	(1,582)
Cash Flows for Investing Activities:	
Capital distribution	-
Cash Flows from Investing Activities	-
Net increase in cash	33,145
Cash - beginning of the year	246,117
Cash - end of the year	$ 279,262
Supplemental Cash Flow Information	
Cash paid for interest	$ 998
Cash paid for income tax	$ 1,000

See accompanying notes to financial statements

Note 1 – Organization and Nature of Business

B.B. Graham & Company, Inc. (the "Company") has been approved as a registered broker-dealer with the Securities and Exchange Commission under SEC Rule 15(b) as of August 8, 1996. The Company was incorporated in June 1996, and its membership in the NASD was approved May 1997. The NASD and NYSE Member Regulation consolidated in 2007 to form the Financial Industry Regulatory Agency ("FINRA"). The Company entered into an agreement with a clearing broker whereby the Company does not carry customer accounts. The Company introduces and forwards, as a broker, all transactions and accounts of customers to the clearing broker who carries such accounts on a fully disclosed basis. The Company forwards all funds and securities received in connection with its activities as a broker or dealer directly to the clearing broker and does not hold funds or securities for or owe funds or securities to customers.

Certain brokers (secondary clearing) clear their transactions through the Company and its clearing broker.

The Company has offices in Arizona, California, Florida, Georgia, Illinois, Louisiana, Maryland, New York and Texas.

Note 2 – Significant Accounting Policies

Basis of Presentation – The Company conducts business on a fully disclosed basis. The Company does not hold customer funds and/or securities. The Company currently conducts several types of business as a securities broker-dealer, including:

- Broker or dealer retailing corporate equity securities over-the-counter
- Broker or dealer selling corporate debt securities
- Underwriter or selling group participant (corporate securities other than mutual funds)
- Mutual fund retailer
- U.S. government securities broker
- Municipal securities dealer
- Broker or dealer selling variable life insurance or annuities
- Solicitor of time deposits in a financial institution
- Broker or dealer selling oil and gas interests
- Put and call broker or dealer or option writer
- Investment advisory services
- Broker or dealer selling tax shelters or limited partnerships in the secondary market
- Private placements of securities
- Broker or dealer selling interests in mortgages or other receivables

Under its membership agreement with FINRA and pursuant to Rule 15c3 (k) (2) (ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Note 2 – Significant Accounting Policies (continued)

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions – Based upon the income reported, the commissions earned from the sale of mutual funds and investment company shares represent the major portion of the business.

Income Taxes – The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The accounting principles generally accepted in the United States of America provides accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2011 to the present, generally for three years after they are filed.

Depreciation – Depreciation is calculated on the accelerated method over estimated economic lives. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Property and equipment are carried at cost.

Statement of Changes in Financial Condition – The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Note 3 - Fair Value

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Note 4 – Receivable From and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2014, consist of the following:

	Receivable	Payable
Fees and commissions receivable/payable	$303,900	$ 0

Note 5 – Related Party/Expense Sharing Agreement

The Company's sole shareholder purchased an office building and entered into a lease agreement to rent part of the building to the Company at $15,000 per month. For the year 2014 the rent paid to the sole shareholder was $180,000. Furthermore, the Company received $750 per month as technology fee income from an affiliated company, as well as a quarterly payment of $1,250 for trademark usage/licensing. In 2014 the total from the affiliated company was $14,000. Also in 2014, the Company was reimbursed by the affiliate for its portion of the E & O insurance premiums, totaling $6,857. In addition, the Company paid to the sole owner $9,500 during the year for separate storage space.

Note 6 - Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 7 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 5c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day by day, but on December 31, 2014, the Company had net capital of $275,742 which was $250,753 in excess of its required net capital requirement of $24,989. The Company's aggregate indebtedness, $374,819 to net capital was 1.36 to 1.

Note 8 – Provision for Income Taxes

The Company files its Federal tax return on the cash basis. The provision for income taxes for the year consists of the following:

Federal	$ 0
State	800
	$ 800

Note 9 – Deposit – Clearing Organization

The Company has an agreement with a clearing broker which requires a minimum deposit of $50,000. The clearing broker deposit at December 31, 2014 was $50,000.

Note 10 – Exemption from the SEC Rule 15c3-3

The Company is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Note 11 – Leases

The Company leases office space from a related party. For 2014, rent expense was $189,500, all of which was paid to a related party (see Note 5).

Note 12 – FINRA Examination

During a routine FINRA cycle examination, the Company was informed it could be in violation of certain FINRA rules. The company has never agreed any violation has occurred. However, in order to avoid any type of FINRA enforcement action, the company expects to resolve any potential issues by negotiating a settlement with FINRA. The issue was still open and pending at the end of 2014 so no accrual has been recorded on the books at December 31, 2014. Management is confident that the Company has adequate net capital to cover any settlement.

Note 13 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2014 through February 26, 2015, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying combined financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

B.B. Graham & Company, Inc.
Schedule I - Computation of Net Capital Requirement
Pursuant to Rule 15c3-1
December 31, 2014

Computation of Net Capital	
Total ownership equity from statement of financial condition	$ 323,331
Less - non allowable assets:	
Non allowable portion of accounts receivable	(18,348)
Prepaid expenses	(25,150)
Haircut	(4,091)
Net Capital	$ 275,742
Computation of Net Capital Requirements	
Minimum net aggregate indebtedness -	
6.67% of net aggregate indebtedness	$ 24,989
Minimum dollar net capital required	$ 5,000
Net Capital required (greater of above amounts)	$ 24,989
Excess Capital	$ 250,753
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness	$ 238,260
Computation of Aggregate Indebtedness	
Total liabilities	$ 374,819
Aggregate indebtedness to net capital	1.36

Reconciliation

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net Capital per Company's Computation	$ 278,245
Variance	
Rounding	(3)
Accrued expenses	(2,500)
Net Capital per Audit Report	$ 275,742

See accompanying notes to financial statements

B.B. Graham & Company, Inc.
Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2014

A computation of reserve requirement is not applicable to B.B. Graham & Company, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

B.B. Graham & Company, Inc.
Information Relating to Possession or Control
Schedule III – Requirements under Rule 15c3-3
As of December 31, 2014

Information relating to possession or control requirements is not applicable to B.B. Graham & Company, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

SIPC-7
(33-REV 7.10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/14
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

B.B. Graham & Company, Inc.
1700 W. Katella Ae.
Orange, CA 92867-3415

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

______

2. A. General Assessment (item 2e from page 2)		$ 5,394.60
B. Less payment made with SIPC-6 filed (exclude interest) July 2014 (Date Paid)		(2,811.74
C. Less prior overpayment applied		(
D. Assessment balance due or (overpayment)		2,582.86
E. Interest computed on late payment (see instruction E) for_____days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ 2,582.86
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$2,582.86	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

B.B. Graham & Company, Inc.
(Name of Corporation, Partnership or other organization)

______
(Authorized Signature)

Dated the_____ day of_______________, 20_____.

______
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETER. NATION OF "SIPC NET OPERATII REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/14
and ending 12/31/14

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$6,713,903
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	2,636,215
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	1,818,006
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Reimbursed expenses and receipts from affiliates (Deductions in excess of $100,000 require documentation)	46,140
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $1,498	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $55,702	
Enter the greater of line (i) or (ii)	55,702
Total deductions	4,556,063
2d. SIPC Net Operating Revenues	$2,157,840
2e. General Assessment @ .0025	$5,394.60 (to page 1, line 2.A.)

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
PCAOB Registered # 3346
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

Independent Accountant's Agreed-Upon Procedures Report
On Schedule of Assessment and Payments (Form SIPC-7)

To the Board of Directors and Members
of B.B. Graham & Company, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by B.B. Graham & Company, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating B.B. Graham & Company, Inc.'s compliance with the applicable instructions of Form SIPC-7. B.B. Graham & Company, Inc.'s management is responsible for B.B. Graham & Company, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014 as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

To the Board of Directors and Members
of B.B. Graham & Company, Inc.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Yafeh, CPA

Los Angeles, CA

February 26, 2015

B. B. GRAHAM 8r CO. *Member FINRA, MSRB & SIPC*
KNOW YOUR OPTIONS,.

December 8, 2014

Joseph Yafeh, CPA
11300 W. Olympic Blvd, Suite 875
Los Angeles, CA 90064

Re: SEA Rule 17a-5(d) (4) Exemption Report

Dear Mr. Yafeh:

Pursuant to the referenced rule, the following information is provided.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers.

B.B. Graham & Co.. Inc. met the Section 240.15c3-3(k)(2)(ii) exemption for the period June 1, 2014 through December 31, 2014.

Sincerely,

Bruce Edwin Graham, President

1700 W. Katella Ave., 2nd Floor, Orange, CA 92867
Phone (714) 628-5200 (888) 847-2426 Fax (714) 516-3340

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
PCAOB Registered # 3346
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

Report of Independent Registered Public Accounting Firm

Exemption Report Review

To the Board of Directors and Members
of BB Graham & Company, Inc.

I have reviewed management's statements, included in the accompanying Exemption Report Review, in which (1) BB Graham & Company, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which BB Graham & Company, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) BB Graham & Company, Inc. stated that BB Graham & Company, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. BB Graham & Company, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about BB Graham & Company, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Joseph Yafeh, CPA

Los Angeles, CA

February 26, 2015